UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

INDIA: first “full city” public-private partnership
Veolia Water takes up the challenge of providing a continuous supply of drinking water to the population of 2.7 million in Nagpur

Paris, March 13th, 2012 – Veolia Water India, a Veolia Water subsidiary, has been awarded the drinking water service operation and maintenance contract by the city of Nagpur for 25 years. A multi-local player, Veolia Water India has set up a special purpose entity, Orange City Water, in a joint venture with Vishvaraj Environment Ltd., one of India’s leading civil engineering and services companies.

Orange City Water will have to deliver a continuous supply of drinking water to the homes of the 2.7 million people living in Nagpur, 24 hours a day and seven days a week, up from the current two to 12 hours a day. The service will be provided to the entire population of Nagpur, including the third of the population living in the city’s slums. This will be a first in India.

It is estimated that the cumulative revenue for Veolia Water will be 387 million euros.

Awarded following an international call for tenders, the contract includes an initial five-year works program, mainly to rehabilitate and upgrade the network and connections to homes, at a cost of 60 million euros. This part of the contract will be 70% funded by the Indian government, through the Jawaharlal Nehru National Urban Renewal Mission and Maharashtra State, and 30% by the operator.

Located in the heart of India, Nagpur is the country’s tenth largest city and the second largest in Maharashtra State. Nagpur is experiencing very rapid urban growth (the population is expected to reach 5 million within the next 30 years), and has a highly dynamic economy.

This is the first time that an Indian city has decided to outsource the entire operation and maintenance of its water service to a private operator for such a lengthy term. The aim of the Nagpur Municipal Corporation, up until now in charge of the service, is to provide sustainable water supply to the city’s entire current and future population, and especially to the most underprivileged living in the slums. The water, compliant with WHO quality standards, will be provided continuously at a constant pressure. This marks considerable progress in India where no large city has continuous access to drinking water and where it is at times of very poor quality, leading to the spread of waterborne diseases.

Under the contract, the water service includes management of drinking water production, treatment, transport, storage and distribution through to the consumer’s tap.

The technical challenge is considerable, as it involves connecting up 2.7 million people, or 350,000 to 450,000 homes, to the distribution network. The amount of water available per person will be increased from 90 liters a day to 130 liters a day over the next five years. This will be quite a feat as an average of 6,000 to 8,000 water meters a month will have to be installed to meet the target. By way of comparison, in France 2,000 meters per month are installed on average.

Orange City Water (OCW) will invest 18 million euros in the project to renovate the city’s six water production plants and repair the 2,500 km of network. The production capacity of the system managed by OCW will eventually be close to 750 million liters a day and leakage from the network, which is currently 60%, will gradually be lowered to international standards.

To be able to complete all of the rehabilitation and extension works in the space of five years, OCW will employ the 430 people who worked for Nagpur Municipal Corporation and who will join the new company over the next few weeks. OCW will also call on the dozens of subcontractors available in the city, thereby maintaining thousands of people in work without them being direct employees. The subcontractors’ personnel will receive the same training as OCW’s employees, both for technical areas and in how to work safely.

In Nagpur, the needs of the local communities will be the focus of Veolia Water’s concern, as it works to provide access to water for everyone. A 24/7 customer service will be set up to meet, listen to and inform users, and to help them understand their new water consumption habits and how to keep control over their water bills.

To better understand the needs of the local population, especially the slum dwellers, and fulfill their expectations as best possible, Veolia Water India launched a wide-ranging study with the ESSEC business school’s IRENE institution for research and education in European negotiations. The project’s aim is to analyze the conditions for providing service in the slums. An external entity will assess the current situation of water in Nagpur’s slum dwellings and the network of existing players involved in access. A report is under preparation and should be submitted within the coming weeks to provide a better understanding of issues of service access, affordability and equality in a very specific local context.

The project is a very big challenge but the personnel on the ground are confident that they can succeed. They are buoyed by the accomplishment already seen in the “demozone” in the Dharampeth neighborhood, which represents 8% of the city of Nagpur. Thanks to the work of Veolia Water India, all households in Dharampeth now have continuous water supply.

“Our responsibility is to encourage access to water for all, whatever people’s social level and living conditions. In Nagpur, as elsewhere, we will always ensure we do that, and we will pay more attention than ever before to the most underprivileged people. That’s the challenge we have to take up,” said Jean-Michel Herrewyn, Chief Executive Officer of Veolia Water. “But at the same time as extending access to this basic service to everyone, we also have to take action to limit the environmental impacts of our activities by making sure to conserve water resources and combat all wastage in a country where water is scarce and precious.”

Vishvaraj Environment Pvt. Ltd. (VEL) is a subsidiary of Vishvaraj Infrastructure Ltd. (VIL), a transportation infrastructure development company from India. With a humble start over a decade ago with development of road project on BOT model, today VIL is successfully managing four concession contracts in transportation (road) sector and the fifth contract is under execution. Over this decade long journey, VIL has acquired knowledge to evolve systems in sectors where society at large is involved and all stakeholder’s interests need to be understood and addressed, ensuring a win-win situation for all, more so in a developing and culturally diverse country like India. VIL proposes to put to use this knowledge in few more sectors, water being a major focus area through its subsidiary Vishvaraj Environment. Vishvaraj Environment foresees a great opportunity for the private sector to participate in financing, building and maintaining urban water supply infrastructure projects and has geared itself to build the capacities for the future.

Veolia Water India is a wholly owned subsidiary of Veolia Water India Africa, which covers Africa, the Middle East and the Indian subcontinent. Veolia Water India Africa is 80.55% held by Veolia Water, with the remainder being held by the International Finance Corporation (IFC), the World Bank Group institution in charge of operations with the private sector, and by PROPARCO, a subsidiary of the French development aid agency with a similar role. Veolia Water India Africa provides 3.16 million people with water and 1.42 million with electricity. It employs 2,191 people and offers partners its technical and managerial expertise to supply specific solutions in regions affected by water stress.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world’s major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 96,651 employees in 69 countries, Veolia Water provides water service to 103 million people and wastewater service to 73 million. Its 2011 revenue amounted to € 12.617 billion. www.veoliaeau.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29,6 billion* in 2011. www.veolia.com

* Excluding VeoliaTransdev revenues currently under divestment

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forwardlooking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Press Contacts

Marie-Claire Camus Tél. + 33 (0)1 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tél. + 33 (0) 1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 13, 2012

VEOLIA ENVIRONNEMENT By: /s/ Olivier Orsini
Name: Olivier Orsini Title: Secretary General